NEWS RELEASE

July 2, 2007

       Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA RECOMMENDS ACCEPTANCE OF AMENDED OFFER FROM LUNDIN MINING CORPORATION

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced that the Board of Directors of Rio Narcea has considered the Notice of Variation and Extension dated June 29, 2007 (the “Amended Offer”), by Lundin Mining Corporation (“Lundin”) in connection with the offer dated April 20, 2007, as amended.  Under the Amended Offer, Lundin has increased the price payable for Rio Narcea’s common shares to $5.50 in cash per share and has extended the expiry of the Offer to 6:00 p.m. (Pacific time) on July 16, 2007.  The price payable under the Amended Offer with respect to warrants of Rio Narcea is unchanged and remains at $1.04 cash per warrant.  A copy of the Notice of Variation and Extension detailing the Amended Offer will be available on SEDAR at www.sedar.com.

The Board of Directors of Rio Narcea recommends that holders of common shares and warrants of Rio Narcea accept the Amended Offer and tender their common shares and warrants to the Amended Offer.

In making its recommendation to the holders of common shares and warrants, the Board of Directors of Rio Narcea considered all aspects of the Amended Offer and received an opinion from BMO Capital Markets that the consideration under the Amended Offer is fair, from a financial point of view, to the holders of common shares.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is complete, with production expected in mid-2007.    The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

The Amended Offer is made for securities of a Canadian issuer, and while the Amended Offer is subject to Canadian disclosure requirements, security holders should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions.  Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.  The enforcement by security holders of civil liabilities under the United States federal securities laws, or under other non-Canadian laws, may be affected adversely by the fact that Rio Narcea is incorporated in Canada, and that all of its officers and directors are residents of countries other than the United States.

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Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of applicable securities laws. Forward-looking statements include statements concerning anticipated growth, construction and future production.  The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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